The following are the transcripts of the videos shown on the Company's offering page:

https://youtu.be/FwJRMIOyS4E
Get ready, world. The MVP kids are coming to your TV screen. These lovable characters, already inspiring kids through award-winning books, are now jumping off the page and into animated adventures that teach character, kindness, and real world values. And behind the scenes, MVP Kids has teamed up with legendary kids TV writer and producer John Seer, whose four decades of storytelling magic spans working with giants like Stanley, Jim Henson, George Lucas, and so many more. With John Seer's experience in MVP Kids heartfilled mission, your children are about to meet their new best friends. Heroes they can grow up with, learn from, and enjoy. MVP Kids, coming soon to a screen near you.

https://youtu.be/WR5wAB0G3qU
Hi everyone, I am PJ Akumar, CEO of Toonz Media Group. I have been with Toonz since day one way back in 1999 and it has been an incredible journey. We started as a small pioneering animation studio in India and over the past 25 years we have grown into one of the world's most respected names in children's entertainment.

Today, Toonz is what we call a 360 degree content powerhouse. We don't just make animation. We create, co-produce, distribute, license, merchandise, and even we develop games. We have had the privilege of working with some of the biggest names out there. Disney, Marvel, Netflix, Paramount, BBC, Sony, Universal, the list goes on. Every year, our thousand plus talented artists across the globe and storytellers across 11 offices deliver more than 10,000 minutes of animation to audience all over the world. So why I'm here to talking to you today? Because we are teaming up with MVP Kids America on something truly special.

MVP Kids has created a brand that celebrates diversity, individuality, and building character in children. Values that are very close to my heart and deeply ingrained in Toonz's DNA. This is not just another animated series. This is the beginning of a global franchise that can inspire children everywhere to embrace difference and grow into confident, kind, and capable individuals. We believe in this project so much that we are investing $2.5 million US into the very first series. That is not just a business decision. It is a creative and an emotional commitment. We are in this for the long haul and we see a bright meaningful future for MVP Kids well beyond this initial launch of the series.

When Toonz comes on board, we bring more than just animation production expertise. We bring brand building misle. We have helped create and grow shows like and the X-Men, Speedraer and Gummy Bear, turning them into globally recognized names. With our worldwide distribution network, deep marketing capabilities, and long-standing connections with broadcasters, streamers, and licensing partners. We know how to take a great idea and turn it into something that lives in the hearts and homes of families worldwide.

That's why we are so excited to be on this journey with MVP Kids. We believe in the mission. We believe in the brand and we believe in the incredible opportunity that can grow around it with

your help. By supporting this project, you're not just funding a series. You are helping to build a franchise that will entertain, educate, and inspire children for years to come.

I can't wait to see what we can create together. Thank you for believing in this dream with us.

https://youtu.be/iREBPa7BfGA
Hello, my name is Frank Donner and I'm the president of Blackbox Originals. For more than 15 years, our team has helped build, market, and launch some of the most successful and recognizable animated properties around the world. From major features films to global franchises that have reached millions of families.

When we were first introduced to MVP Kids, we immediately recognized something rare. This was a brand with a mission. not only to teach, uplift, and inspire children, but also entertain them with worldclass storytelling. That combination of heart, purpose, and joy makes it a brand destined to connect with families across the world.

To make this vision even bigger, we partnered with Toonz Media Group, an animation powerhouse with a global footprint and decades of success. And we're also proud to join with the forces with legendary John Seer, whose writing and producing credits include Marvel's Spider-Man, the animated series, reaching generations of fans.

Add to this the creativity of Mel Sauder and the creators of MVP Kids, and we have a truly exceptional team with existing traction through books, puppets, and digital experiences and video games. MVP Kids already has a strong foundation. Now with this creative and production partnership, we believe MVP Kids is positioned to become the next global success in children's entertainment.

And we couldn't be more excited than to bring this to life. Thank you.

https://youtu.be/AnLFxQ1dn0E
Hi, my name is Blake and this is my story. My family had just moved into a new neighborhood. That meant I had to make new friends. I saw some kids my age playing, but I didn't know how to get them to notice me.

One girl was busy singing to her flowers and another girl was jumping rope. How could I convince them to be my new friends?

Just then, I thought of a plan. My dad and I had already set up a workshop in our new garage, and I decided to build a robot. It's something I love to do, and I'm kind of good at it. So, I built a great robot that I could control. Then, I put my plan into action.

First, I had my robot say hello to those kids. Then, I made him put on a little dance. They seem to really like it, but I think I overdid it. Suddenly, my robot overheated and went crazy. [Music] I totally lost control.

It was a complete disaster and I was very sad. Who would want to be my friend now?

I was surprised the next day when the doorbell rang. It was those kids. They were bringing back my robot's parts. Even better, they wanted to know everything about how to build robots. So, I helped them learn how to build robots with me.

Soon, we each built a robot version of ourselves, and I got to know my new friends much better. Annie likes pretty colorful things and loves to sing. Gabby loves animals, especially farm animals. Leo likes cars and knows everything about them. Ezekiel loves science and he always wants to explore new ideas.

So now with our robots, we can have all kinds of adventures. We can go underwater. We can go racing. We can even go look at a volcano. We can do everything. And we can do it safely without leaving our neighborhood.

We call ourselves the MVP Kids Robo Builders. Our adventures have just begun and we want you to join us. See you soon.

Record Ownership and Voting Agreement

This Record Ownership and Voting Agreement (this "Agreement") is entered into as of the date of electronic consent by the parties using the website www.netcapital.com (the "Portal"), by and among NetCapital Funding Portal Inc., a Delaware corporation ("NetCapital"), MG Teixeira Inc, a Connecticut corporation (the "Record Owner"), and the undersigned investor ("Investor").

The Record Owner has agreed to open and maintain the Account (as defined below) for Investor and to provide other services to Investor in connection with the Account. This Agreement sets out, among other things, the terms under which the Record Owner will provide those services to Investor and the arrangements that will apply in connection with those services.

In consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement:

- "Account" means the account opened by the Record Owner and consisting of the beneficial interests in any Shares that were offered for sale by the Issuer on the Portal and purchased by Investor.
- "Account Balance" means, in relation to the Account, the number of Shares of each Issuer beneficially owned by Investor, including all of Investor's rights to and interest in the balance from time to time on that Account.
- "Business Day" means a weekday that is not a federal holiday.
- "Escrow Agent" means Boston Private Bank and Trust Company.
- "Fees" means the fees and charges referred to in clause 5.1 of this Agreement.
- "Issuer" means each issuer of the Shares.
- "Shares" means the beneficial interests in the uncertificated shares of common stock or preferred stock or the units of convertible debt, limited liability company membership interests or limited partnership interests that were beneficially purchased by Investor on the Portal.
- Termination Date" means the date on which this Agreement is terminated by the Record Owner or by Investor as permitted hereunder.
- "Transfer Agent" means Equity Stock Transfer LLC, or a successor transfer agent.
- "Withdrawal Date" means the date referred to in clause 2.2 of this Agreement.

1.2. Headings

The headings in this Agreement do not affect its interpretation.

1.3. Singular and plural

References to the singular include the plural and vice versa.

2. Account

2.1. Opening Account

The Record Owner shall open and maintain the Account for the beneficial interests in the Shares beneficially held by Investor.

2.2. Deposits and withdrawals

The balance of Investor's Account shall reflect the Shares beneficially held by Investor. A deposit of Shares is made into Investor's Account when the Escrow Agent sends payment funds to the Issuer or a seller of Shares, as the case may be, and the Record Owner receives a record from the Transfer Agent of the number of Shares that Investor beneficially holds. A withdrawal occurs when the Record Owner receives notice from the Transfer Agent that the Shares have been beneficially sold or transferred.

2.3. Reports

Reports relating to deposits into and withdrawals from the Account and the Account Balance will be available to Investor daily by means of a section on the Portal to which Investor may log in.

3. Services of the Record Owner

3.1. General

Investor and the Record Owner understand and agree that the Record Owner will be the legal but not the beneficial owner of the Shares.

3.2. Ownership of Securities

The Record Owner will be the sole holder of legal title to the Shares while Investor will hold beneficial ownership of the Shares. The Record Owner will be the sole record holder of theShares on the books and records of the Issuer. The sole dispositive record of Investor'sbeneficial ownership of the Shares will be in the books and records of the Transfer Agent. Investor shall be entitled to all proceeds of the sale of Shares, net of fees and commissions.

3.3. Voting of Securities

Prior to the Withdrawal Date, at every meeting of the equity or interest holders of the Issuer called with respect to any matter, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the equity or interest holders of the Issuer, Investor agrees that the Record Owner shall vote Investor's Shares, in the event Investor's Shares contain voting rights, in a manner reasonably determined to be in the best interest of Investor.

3.4. Insurance

The Record Owner and Investor understand and agree that the Record Owner may maintain insurance in support of the Record Owner's obligations under this Agreement, including covering any loss of the Shares. In the event that the Record Owner elects to reduce, cancel or not to renew such insurance, the Record Owner may give Investor prior written notice as follows: in the case of a reduction, the Record Owner may endeavor to provide such notice at least 30 days prior to the effective dateof the reduction; and in the event of a cancellation or expiration of the insurance without renewal, the Record Owner may provide such notice at least 30 days prior to the last day of insurance coverage. Investor acknowledges that any such insurance is held for the Record Owner's benefit and not for the benefit of Investor, and that Investor may not submit any claim under the terms of such insurance.

3.5. Notice of Changes

The Record Owner may notify Investor promptly in writing of the following: (i) the Record Owner receives notice of any claim against the Account other than a claim for payment of safe custody or administration permitted by this Agreement; (ii) the Record Owner otherwise fails to comply with any of the provisions of this Agreement; or (iii) any of the Record Owner's representations and warranties in clause 4 shall cease to be true and correct.

4. Obligations of the Portal

NetCapital shall notify or cause to be notified each Issuer of Shares of the identity of the Record Owner of the Shares of such Issuer.

5. Representations and Warranties

5.1 Investor's representations

Investor represents and warrants that:

- Investor is the beneficial owner of the Shares;
- Investor has all necessary authority, powers, consents, licenses and authorizations and has taken all necessary action to enable Investor lawfully to enter into and perform Investor's duties and obligations under this Agreement; and
- This Agreement and the obligations created under it are binding upon Investor and enforceable against Investor in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the

rules or any order, charge or agreement by which Investor is bound.

5.2 The Record Owner's representations and warranties

The Record Owner represents and warrants to Investor that:

- this Agreement has been duly authorized, executed and delivered on the Record Owner's behalf and constitutes the Record Owner's legal, valid and binding obligation; and
- the execution, delivery and performance of this Agreement by the Record Owner does not and will not violate any agreement by which the Record Owner is bound.

6. Fees and Expenses

6.1 Fees

The Record Owner's fees will be paid in accordance with the fee agreement that has been executed by the Portal and the Record Owner. There are no fees payable by the Investor.

7. Scope of Responsibility

7.1 Exclusion of liability

The Record Owner may use reasonable care in the performance of its duties under this Agreement and will only be responsible for any loss or damage suffered by Investor as a direct resultof any gross negligence, fraud or willful misconduct on the Record Owner's part in the performance of the Record Owner's duties, and in which case the Record Owner's liability will not exceed the aggregate market value of the Shares at the time of such gross negligence, fraud or willful misconduct.

7.2 Force majeure

Neither the Record Owner nor any of the Record Owner's directors, employees, agents or affiliates shall incur any liability to Investor if, by reason of any provision of any present or future law or regulation of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or terrorism, pandemic or other circumstances beyond the Record Owner's control, the Record Owner is prevented or forbidden from, or would be subject to any civil or criminal penalty on account of, or are delayed in, doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed and accordingly the Record Owner does not do that thing or does that thing at a later time than would otherwise be required.

7.3 Exculpation in respect of offering documents

The Record Owner and its officers, directors, employees, agents and sub-record owners, if any, shall not be responsible or liable in any manner for any recitals, statements, representations or warranties made by any person other than the Record Owner including, but not limited to, statements contained in any material relating to

the offering and sale of Shares.

8. Termination

8.1 Method

The Record Owner may terminate this Agreement by giving not less than 60 Business Days’ prior written notice to Investor and the Portal, provided that the Record Owner may terminate this Agreement immediately on written notice in the event that any of the statements set out in clause 4.1(a)-(c) become untrue. Clauses 6, 7.2 and 9 shall survive termination of thisAgreement.

Investor may terminate this Agreement by giving not less than 60 Business Days’ prior written notice to the Record Owner and the Portal in the event that the Record Owner is found, in a final determination not subject to appeal, to have committed an act of gross negligence or willful misconduct in respect of its duties as Record Owner hereunder.

8.2 Existing rights

Termination shall not affect rights and obligations then outstanding under this Agreement, which shall continue to be governed by this Agreement until all obligations have been fully performed.

8.3 Website

Effective upon the Termination Date, Investor’s use of the Website will automatically be terminated and Investor will be permitted no further access to the Website until Investor has purchased other Shares.

9. Notices and Recordkeeping

9.1 Form

A notice or other communication given to Investor under or in connection with this Agreement may be given using the contact information Investor provided to the Portal.

9.2 Method of transmission

Any notice or other communication required to be in writing may be delivered by email, receipt confirmed, to the Portal or the Record Owner at the following email addresses:

If to the Record Owner:

MG Teixeira Inc
mannyteixeria@gmail.com

If to the Portal:

Netcapital Funding Portal Inc
paul@netcapital.com

10. General

10.1No advice

The Record Owner’s duties and obligations under this Agreement do not include providing Investor with investment advice. In asking the Record Owner to open and maintain the Account, Investor does so in reliance upon Investor’s own judgment and the Record Owner shall not owe to Investor any duty to exercise any judgment on Investor’s behalf as to the merits or suitability of any deposits into, or withdrawals from, an Account.

10.2 Assignment

This Agreement is for the benefit of and binding upon the parties and their respective heirs, successors and assigns. Investor may not assign, transfer or encumber, or purport to assign, transfer or encumber, Investor’s right, title or interest in relation to any Account or any right or obligation under this Agreement or any part of any of the foregoing unless the Record Owner otherwise agrees in writing.

10.3 Amendments

Any amendment to this Agreement must be agreed in writing and be signed by all parties hereto. Unless otherwise agreed, an amendment will not affect any legal rights or obligations that may already have arisen.

10.4 Partial invalidity

If any of the clauses (or part of a clause) of this Agreement becomes invalid or unenforceable in any way, the validity of the remaining clauses (or part of a clause) will not in any way be affected or impaired.

10.5 Entire agreement

This document represents the entire agreement of the parties, and supersedes any previous agreements and understandings among the parties relating to the subject matter of this Agreement.

10.6 Joint and several liability

Investor’s responsibilities under this Agreement are joint and several if applicable.

10.7 Counterparts

This Agreement may be executed in any number of counterparts each of which when

executed and delivered is an original, but all the counterparts together constitute the same agreement.

10.8 Governing Law and Jurisdiction

This Agreement is governed by and construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles. The parties agree that the United States District Court for the Delaware shall have sole and exclusive jurisdiction to determine any issues arising under this Agreement, and all Parties to this Agreement agree to submit to personal jurisdiction in Wilmington, Delaware, for the purpose of resolving any issue arising under or related to this Agreement.